
lookyLOO
Changing How America Moves
Your Look List
San Francisco
Seattle
Los Angeles
San Diego
San Francisco, California
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INVEST IN **LOOKYLOO**

Using AI to improve how 30 million Americans relocate annually

lookyloomove.com San Francisco, CA

Technology | Marketplace | B2B | B2C | Real Estate

Highlights

Repeat Founder

Founder has started a previous company funded with $2M+

1. Founders with 6 exits & experience scaling companies to $100M+ ARR

1 Founders with 6 exits & experience scaling companies to $100M+ ARR

2 100,000+ monthly visitors, up from just 5,000 a month 18 months ago

3 Revenue run rate on track to hit nearly $100K/month by Q4, growing ~10x in 12 months

4 Realtor accounts grew 10x year-over-year, each generating ~$10,000 in annual revenue

5 Partnerships grew from 0 to 14 in one year (~15k yearly revenue per partner), projected 50+ by EOY

6 Addressing search volume for new cities that exploded from 60M to 100M since 2020

7 Serving a market of 30M movers per year in the U.S., plus 8M+ more intending to move since WFH

Our Team



Edmond Dilworth CEO

3x founder with 2 exits. Social Context Labs CEO - led communication development efforts for companies including: Chevy, MINI, Enphase & Electronic Arts, among others. Experience building co's from 0-100+ employees.

> We have a history helping build and grow platforms for people working through complicated journeys: childbirth, college selection. It seemed obvious that there was a similar journey in considering moving but no tool or platform designed to help people through the full journey.



Mike Fung Chief Creative Officer



Chief Creative Officer Social Context Labs and former Global Head of Creative - Roche Worldwide, Executive Creative Director - Havas. Award-winning creative and brand for Roche, Enphase, Sony PlayStation, Method Home Products, and GAP, among others.



Michele Hobbs Chief Marketing Officer

Building valuable customer experiences for Fortune-500 brands (Cisco, eBay, Lowe's, Merck, Microsoft) and startups - from software to spirits. 20+ yrs proven success in managing teams of 50+, $1M+ budgets, and driving traffic, leads & profitable ROI.



Robert Dimicco SVP, Engineering & Product

Developed LookyLOO platform with Social Context Labs team. Former VP, Innovation Labs, Lowe's. SVP Engineering and Product, Riskalyze, Co-Founder and CEO, Reveal.ai.



Drew McAuliffe Senior Software Engineer

Systems architect with 20 yrs experience. Developed LookyLOO application as part of Social Context Labs platform build. Worked in application development for Academy Awards, Disney, Warner Brothers, among others.



Noah Larsen Front-End Engineer and Product Designer

Designed and built LookyLOO application as part of Social Context Labs platform development. Former Sr. Product Designer at Photobucket and Indigogo with deep experience in design/dev in launch/validation stages of companies.



Jennifer Studnicki Marketing Director

Communication planning leader at Social Context Labs and Lyfe Marketing for brands including: Enphase Energy, Greenwich Biosciences, Arcellx among others. Expert in digital, social, content & SEO/SEM for brand/traffic and performance marketing campaigns.



Gina Kida Director, Brand Strategy



Gina is in charge of how LookyLOO communicates with its customers. She has run brand and and communication planning efforts for companies and agencies including: Microsoft, Chevrolet, Ogilvy & Mather and more.

Moving needs a makeover.

Relocation is one of life's biggest decisions. But for millions of people each year, the process starts with more questions than answers.

Which city fits my lifestyle?

What's the neighborhood like?

How can I even begin to organize such a huge change?

Existing platforms focus almost entirely on real estate listings. The folks who are moving, on the other hand, are left without the tools or insights they need to make informed, confident decisions. This leads to unnecessary stress, costly delays, and often, settling for less than what they truly want.

At the same time, businesses - cities, realtors, service providers - are missing out on opportunities to connect with these high-intent movers when they need help the most.

We've built the only platform designed to meet movers needs - at every stage of their journey.

Our AI-powered platform simplifies advanced technology with human-centric insights to create a seamless experience for movers while

driving real value for our partnered businesses.

Here's how we help during relocation:



AI
Personalized Discovery
Movers explore cities and neighborhoods with tailored data and community-driven insights, from cost of living to local vibe.
LookScore
Our AI-powered scoring system gives movers a clear, easy-to-understand ranking of locations based on their individual needs and preferences.
MoveBook
A personalized planning tool that keeps movers organized with to-do lists, timelines, and reminders.
Your Look List
Your Favorites

With LookyLOO as your companion and command center, relocation is as simple as:

Search with your preferences -> Our AI generates your LookScore -> Explore your top recommendations -> Manage your relocation with MoveBook resources and timely support

For businesses, our platform creates a direct connection to movers who are ready to act.

Whether it's a city looking to attract new residents, a realtor helping someone find their dream home, or a service provider streamlining the moving process, we make sure they reach their audience at the perfect time.

Where we're already winning...

Here's what we've achieved so far:



100,000+ Monthly Visitors



Movers are actively using our platform to explore options, calculate LookScores, and organize their moves.

Over $200,000 in Revenue



Generated through partnerships with cities, realtors, and service providers.

We've already got an additional $1.2 million in the pipeline, ready to convert.

10,000+ LookScores Calculated



Our AI-driven insights are helping movers make smarter decisions.

Partnerships That Matter



Our collaboration with GoMillie is a prime example of how we're serving high-impact communities like military families, who face unique relocation challenges.





Our traction demonstrates that movers and partners see the value in what we offer. By addressing the needs of both audiences, we've created a scalable model that's already showing results, and the potential **for much more**.

The market is moving. So are we.

The $222 billion relocation industry touches 30 million lives every year.

Despite its size, no major player has stepped up to serve movers holistically.

With remote work, rising housing costs, and climate concerns reshaping where people choose to live, the demand for better relocation tools is only growing.

Key trends driving the relocation market

- **Remote Work:** Millions of professionals can now live anywhere, increasing mobility across the U.S.

- **The Silver Tsunami:** Retirees are moving in record numbers, seeking affordability and quality of life.

- **Climate and Politics:** Movers are prioritizing safety, stability, and alignment with their personal values.

LookyLOO is built to **make relocation smarter, easier, and better** for everyone involved.

A revenue model that moves with the customer.

Our platform is set up to guide movers through their journey while turning each stage into a moment for revenue creation.

When movers explore cities, they can rely on AI-driven insights to make decisions. At this stage, our partnered cities and regions invest in highlighting what makes their communities appealing to high-intent movers.

As movers finalize their plans, we connect them with realtors and relocation professionals who help bring their vision to life.

These partnerships generate revenue while providing movers with trusted expertise when it matters most.



When the move begins, relocators turn to us to organize the process.

Our tools simplify everything from hiring movers, to setting up utilities, to creating additional revenue opportunities by linking them to service providers eager to meet their needs.

By embedding revenue into every phase, we're able to build on a scalable, sustainable business model.

Where our model is working...

In the past year, cities, regions, and states have gone from zero partnerships to 14, with 50+ expected by the end of the year, each representing ~$15,000 in annual revenue.

Realtor partnerships have expanded:

- 10x year-over-year
- Growing from just 10 to over 100
- With each realtor representing ~$10,000 in annual revenue

- with each realtor representing ~$10,000 in annual revenue.

With these relationships scaling, our monthly revenue run rate has already doubled in the past 12 months and is on track to grow nearly 10x by Q4, reaching a projected range of $750k to $1.2M in annual revenue by the end of 2025.



Projections are not a future guarantee of any kind.

As our platform scales, so does our ability to generate sustainable, recurring revenue through partnerships. The partnerships then provide direct value to platform users by showing up as appropriately-timed, abundant resources in the relocation process.

Our vision is to be the go-to marketplace for seamless relocation.

By 2027, we will be the go-to platform for movers and partners alike.

Here's what we're aiming for:

🏠 **500,000 Monthly Movers**

Using LookyLOO to explore, plan, and execute their relocation.

Using LookyLOO to explore, plan, and execute their relocation.

🤝 **Thousands of Business Partners**

From cities to realtors to service providers, all benefiting from our growing network.

💸 **$5 Million in Annual Revenue**

Driven by scalable revenue streams like lead generation, advertising, and premium subscriptions.

Our goal is to level-up relocation as an industry by creating opportunities for businesses and **making one of life's most stressful decisions better for millions of people.**

Future results are not guaranteed.

Why now is the perfect time to invest.

We've already proven the value of our platform with real traction, revenue, and partnerships.

The trends reshaping the relocation industry aren't slowing down, and LookyLOO is positioned to lead the way.



Use of Funds Breakdown

📈 **Expand our AI-driven tools** to provide even more personalized insights.

🤝 **Grow our partnerships** with cities, realtors, and service providers.

📊 **Expand our AI-driven tools** to provide even more personalized insights.

We're ready to scale smartly, with a proven model and a clear vision.

Join us in simplifying relocation.

When we started LookyLOO, we wanted to make relocation better.

Today, we believe we're making this a reality.

Movers are starting to find the clarity and resources they need, and businesses are beginning to reach the people who need them most.

Your support will help us build on this momentum, expanding our impact, and unlocking the full potential of the relocation market.

Together, we can improve the way America moves.

Downloads



LookyLOO Pitch Deck.pdf